SCHEDULE A
to
INVESTMENT ADVISORY AGREEMENT
With
DSM Capital Partners LLC

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets
DSM Large Cap Growth Fund	0.75%
DSM Global Growth Fund	0.90% for the first $500 million, 0.80% on assets over $500 million.
DSM Small-Mid Cap Growth Fund	0.90%

Effective Date:  March 28, 2013

PROFESSIONALLY MANAGED PORTFOLIOS		DSM CAPITAL PARTNERS LLC

By:	/s/ Elaine E. Richards	By:	/s/ Stephen Memishian
Name:	Elaine E. Richards	Name:	Stephen Memishian
Title:	President	Title:	Managing Partner

Schedule A approved by the Board of Trustees:  August 3, 2009; amended March 1-2, 2012 to add the DSM Global Growth Fund; amended May 14-15, 2012 to lower the advisory fee for the DSM Large Cap Growth Fund; amended February 28, 2013 to add the DSM Small-Mid Cap Growth Fund.